XACT AID, INC.
                       5655 LINDERO CANYON ROAD, SUITE 106
                       WESTLAKE VILLAGE, CALIFORNIA 91362

                                                                  April 14, 2005

VIA FACSIMILE 202-942-9533 AND EDGAR
Jeffrey Reidler, Assistant Director
United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Sonia Barros

         Re:      Xact Aid, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-120807

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Xact Aid, Inc. (the "Company"), respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 9:30 am, Eastern Time, on Monday April 18, 2005, or as soon thereafter as possible.

In addition, please note the following:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission form taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The company may not assert this action as defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                        Xact Aid, Inc.


                                        By: /s/ Federico G. Cabo
                                           -------------------------------------
                                           Name: Federico G. Cabo
                                           Title: CEO